Filed by VEREIT, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VEREIT, Inc.
Commission File No.:     001-35263
Date: April 29, 2021

Transcript of Conference Call Hosted by Realty Income Corporation and VEREIT, Inc.
April 29, 2021 / 8:00 AM EST

The following transcript of a conference call hosted by Realty Income Corporation and VEREIT, Inc. on April 29, 2021, at 8:00 AM EST, is filed herewith pursuant to Rule 425 under the Securities Act of 1933. This transcript was prepared by a third party and has not been independently verified and may contain errors.

Operator

Ladies and gentlemen, welcome to the Realty Income and VEREIT Strategic Merger Joint Conference Call. My name is Bethany, and I'll be coordinating your call today. [Operator Instructions]

I will now hand over to your host, Andrew Crum, Associate Director of Realty Income to begin. Andrew, please go ahead when you're ready.

Andrew Crum
Associate Director of Corporate Strategy

Thank you all for joining us today for Realty Income and VEREIT Strategic Merger Joint Conference Call. Discussing the merger, which was announced earlier today, will be Sumit Roy, President and Chief Executive Officer at Realty Income; and Glenn Rufrano, Chief Executive Officer at VEREIT.

During this conference call, we will make certain statements that may be considered forward-looking statements under federal securities laws. The company's actual future results may differ significantly from the matters discussed in any forward-looking statements. We will disclose in greater detail the factors that may cause such differences in the company's SEC filings. [Operator Instructions]

I will now turn the call over to our CEO, Sumit Roy.

Sumit Roy
President, CEO & Director

Thanks, Andrew. Good morning to everyone on today's call. Thank you for joining us on this very exciting day for both Realty Income and VEREIT. As announced today, the Board of Directors of Realty Income and VEREIT have approved an all-stock merger between our 2 companies which will further position Realty Income as the leading net lease REIT in the world.

I'll share this excitement with all Realty Income and VEREIT stakeholders, including our dedicated and talented teams. We believe shareholders of both companies would enjoy meaningful value creation through immediate earnings accretion; an expanded platform with enhanced size, scale and diversification, driving further growth opportunities; and cost of capital synergies, which are enhanced by Realty Income's A-rated balance sheet and access to well-priced capital.

Upon closing the transaction, Realty Income expects to spin-off substantially all of the office assets from both Realty Income and VEREIT's portfolios into a separately traded self-managed public REIT, leaving Realty Income's portfolio almost entirely comprised of high-quality single-tenant net lease retail and industrial assets in the U.S. and U.K., which better reflects our core investment strategy.

I will touch on the planned spin-off, which we refer to as SpinCo in more detail shortly. Post merger, Realty Income's pro forma enterprise value is expected to be approximately $50 billion, placing us in the top 6 within the RMZ in terms of equity market cap and more than double the total enterprise value of the next largest company in the net lease industry.

To briefly touch on the transaction details, as an all stock transaction, VEREIT shareholders will receive 0.705 shares of Realty Income stock for every share of varying stock they own. The transaction is expected to close during the fourth quarter of 2021. And existing Realty Income and VEREIT shareholders will own approximately 70% and 30% of both Realty Income and SpinCo, respectively.

Upon completion of the spin-off, existing shareholders of both Realty Income and VEREIT will receive a taxable stock distribution in SpinCo. The benefits of this transaction for all stakeholders involved are multifold. First, the transaction is expected to be immediately accretive to AFFO per share. For existing Realty Income shareholders, the merger is expected to be over 10% accretive relative to the midpoint of our 2021 AFFO per share guidance on an annualized leverage-neutral basis.

We are pleased to be able to complete this transaction in terms that we believe will drive meaningful value creation for both Realty Income and VEREIT shareholders, including both immediate earnings accretion as well as financial and strategic synergies that drive value well into the future.

Second, the transaction enhances the size, scale and diversification of Realty Income's real estate portfolio and overall platform, supporting our ability to execute on our ambitious growth initiatives. To that end, the expanded capacity to buy in bulk further improves our competitive positioning when competing for portfolio of sale-leaseback transactions in the fragmented net lease industry.

As we have previously articulated, the ability to buy at wholesale prices and at the discount to one-off market is a competitive advantage. We are often one of only a handful of buyers for large-scale portfolio transactions, particularly those that would otherwise create untenable clients or industry concentration issues for our competitors. As a larger and more diversified enterprise, we expect to amplify this competitive advantage.

Pro forma for the closing of the transaction, we will have approximately $2.5 billion of annualized rental revenue. For every $1 billion of acquisitions to a single credit or industry, our exposure to that credit or industry will increase by approximately 2% compared to around 3.5% based on our current size.

While our increased size and scale will allow for unique external growth opportunities, we also believe our expanded real estate footprint will provide additional access to proprietary data and information. Leveraging data and relationships across our portfolio of over 10,300 properties will allow for even better data-driven real estate insights and decision-making as we incorporate the VEREIT portfolio into our platform.

The VEREIT portfolio is very complementary to ours. And Realty Income's pro forma portfolio metrics remains strong and better diversified as a combined entity. Together with the VEREIT assets, and excluding the office assets expected to be spun off, Realty Income's portfolio will go over 10,300 properties across 50 U.S. states, Puerto Rico and the United Kingdom.

Approximately 83% of portfolio contractual rent will be generated from retail properties, 14% from industrial properties, with the remaining coming from other property types. The concentration of our top 10 clients, as measured by annualized contractual rent, will decline from 36% to 31%, and the concentration of our top 10 industries will decline from 67% to 64%.

Our largest client will remain Walgreens. And our concentration will decline from almost 6% of annualized contractual rent to 5%. Our largest industry will remain convenience stores, and our total concentration will decline from approximately 12% to 9%.

Diversification of client and industry, as well as maintaining exposure to operators who are leaders in their respective industries, have long been drivers of our consistent cash flow generation and dividend track record. As one of only 3 REITs in the S&P 500 Dividend Aristocrats Index for having raised a dividend every year for the last 25 consecutive years, the dividend is sacrosanct to us. And we believe this transaction further supports the durability of our overall earnings stream.

Moving on to the balance sheet and potential financing synergies. From a balance sheet standpoint, we expect to continue to maintain conservative leverage ratios, and we'll continue to target a net debt and preferred equity to EBITDA ratio in the mid-5 area on a run rate basis. We are proud of our A3- ratings from Moody's and S&P and are currently 1 of only 8 REITs with at least 2A credit ratings by the major rating agencies.

We also expect this transaction to be credit positive as our expanded size, scale and diversification should be credit positives in the near-term and. Future debt refinancing synergies should support future improvement to our fixed charge coverage ratio, which currently exceeds 5x.

To piggyback on this point, while we expect the transaction to be immediately accretive on a leverage-neutral basis, we expect future debt refinancing synergies to drive meaningful organic earnings growth for years to come. Entering 2021, VEREIT had approximately $6.4 billion of outstanding preferred equity and debt at a weighted average interest rate of approximately 4.1% and a weighted average term to maturity of approximately 6 years. Moreover, through 2025, VEREIT has over $2.7 billion of preferred equity and debt, maturing at a weighted average rate of approximately 5%. And I would emphasize that the $373 million of outstanding preferred equity carries a rate of 6.7%, which is free prepayable at par.

As a reminder, our accelerating international business affords us the opportunity to increasingly tap the sterling unsecured bond market for our debt capital needs as it provides us with a natural currency hedge for our U.K. acquisitions activity and allows us to execute on our overall debt financing needs at significantly lower all-in rates than in the U.S. dollar market.

To that end, the refinancing spread opportunity cannot be overstated as evidenced by our issuance of over $1.2 billion of long-term debt in Q4 of last year at a weighted average rate of approximately 1.6%.

Additionally, as we alluded to 2 years ago, when we announced our global expansion strategy, we expect to eventually broaden our international exposure to Continental Europe, which would provide us with ample opportunities to issue debt in the euro market. Relative to the U.S. dollar and sterling market, the euro market indicates a materially lower cost of tenure debt in the unsecured global bond market, further amplifying the value creation Realty Income can generate from refinancing VEREIT's debt maturities.

The net lease business model is an inherently scalable one. And we are proud to have delivered an adjusted EBITDA margin and G&A margin of approximately 94% and 4.7%, respectively, in 2020. With that said, due to our ambitious growth initiatives and momentum on the acquisition front, we have always been looking to invest in top-tier talent to support our exceptional team and drive forward our pursuit of new swim lanes for growth within our investment strategy.

By combining forces with VEREIT, we expect to accelerate and preempt the hiring plans we have in place by absorbing many of their team members. In doing so, we believe we will be adding to what we feel is the most talented team in the industry. In addition to these natural cost synergies, we do expect our shareholders to benefit from the elimination of duplicative corporate expenses and improved economies of scale.
In total, we expect to achieve annualized cost synergies of $45 million to $55 million on a run rate basis, with approximately 75% of these synergies achievable in year 1.

As our business continues to expand, San Diego will remain our corporate headquarters as it has since our founding 52 years ago. And we do plan to retain VEREIT's Phoenix office. Realty Income will continue to be led by our existing management team and 2 existing VEREIT directors, the names of which will be announced at a later date, will be added to the Realty Income board, which will continue to be led by Mike McKee as the Non-Executive Chairman.

Now I'd like to provide further color on the planned spin-off of substantially all of the office assets in both companies' portfolios. As I mentioned, I'll refer to this entity as spin curve which is expected to be a new self-managed, publicly traded REIT that will be focused initially on owning, managing and acquiring predominantly net lease single-tenant office properties.

The office property type has never been a strategic focus for Realty Income. And we believe combining our existing office properties with VEREIT's office portfolio streamlines the investment focus for the combined companies and establishes a vehicle to create additional value for shareholders with the platform to grow immediately.

As a pure-play office net lease REIT initially, we believe SpinCo will be able to opportunistically source higher-yielding acquisition opportunities out of the gate with relatively modest competition from other net lease companies. Accordingly, we believe SpinCo will be set up for success with a conservative leverage profile initially providing room to grow without needing to rely on the equity markets. At this time, we continue to evaluate a variety of options for Spinco's management team and will update the market on this front at the appropriate time.

As far as the portfolio composition of SpinCo, we expect SpinCo will consist of 97 properties located throughout the U.S. Total annualized contractual rent for SpinCo is expected to be approximately $183 million, with approximately 76% of rent generated from investment-grade-rated clients. Based on annualized contractual rent, the largest client is expected to be the general services administration at approximately 10%, and the largest industry is expected to be health care at 17%.

Of Realty Income and VEREIT's office portfolios, in addition to our corporate headquarters, the only office asset that will not be spun off includes 6 office assets that are currently encumbered as part of the $620 million CMBS pool that matures in January of 2024. The collateral in the CMBS pool includes over $72 million of annualized NOI with the 6 office assets representing approximately $28 million of contractual annualized rent and the remainder consisting of NOI generated on retail and industrial assets.

The office NOI that will remain with Realty Income is expected to represent approximately 1% of the company's total NOI, which is well below Realty Income's current 3.1% exposure to office assets.

With that, it is now my pleasure to hand it over to Glenn to share his own views on this combination.

Glenn J. Rufrano
CEO & Director

Thanks, Sumit. We're excited to be part of this historic merger, which combines 2 great organizations and further solidifies the combined enterprise as the premier net lease REITs. The objective of our management team from initiation in 2015 was to revitalize the REIT and increase the value of the company.

We put an excellent team in place, enhanced the portfolio, created an investment-grade balance sheet and resolved all legacy issues. The Board and management concluded that a merger with Realty Income will enable us to recognize the value created.
Strategically, we have always thought that a well-diversified portfolio with both investment and noninvestment-grade tenants and a well-capitalized balance sheet would provide the optimal cost of capital for the business. To achieve all these goals, the enterprise would have to be larger in nature, with a wide array of opportunities in geographies to draw from.

Realty Income's complementary portfolio, A-rated balance sheet and the ability to access product on a multi-country basis, provide the characteristics to catapult us to the optimum economic model and separate the combined organization from others in the industry.

Before I hand the call back over to Sumit, I want to thank the entire VEREIT organization for all their contributions over the last 6 years to move VEREIT to where it is today. I believe Realty Income shares, our cultural tenets and visions, and I am extremely confident that they are an ideal partner.

With that, I'll now hand back the call to Sumit.

Sumit Roy
President, CEO & Director

Thank you, Glenn. Looking forward, the combination of Realty Income and VEREIT is expected to close during the fourth quarter of 2021. We are extremely optimistic about the future for our company and the strength of our combined global platform.
Upon closing, we expect to be well into the top class of all constituents in the S&P 500, but we will not be complacent. As we celebrate the combination of 2 leaders in the net lease industry, we look forward to the road ahead with energy and momentum.

We will build on what our respective organizations have already built. And we will grow stronger together as we further distance realty income from our peers. At this time, we'll open it up for questions. Operator?

Question and Answer

Operator

[Operator Instructions] The first question comes from Greg McGinniss from Scotiabank.

Greg Michael McGinniss
Scotiabank Global Banking and Markets, Research Division

So Sumit, you're thinking about the size of the combined company. So you're already the, I guess, net lease rate. So how does this additional scale at this point to enhance the flexibility for growth in core verticals? I know that you mentioned there's some unique opportunities, but could you give examples of deals that maybe you were unable to do previously that are available now?

Sumit Roy
President, CEO & Director

Yes. So Greg, I won't go into specifics, but we've laid out a particular example in the investor deck that we put out this morning to essentially talk about this point. If we were to do a $1 billion acquisition in today's market, it would represent more than 3% of our rents. As this combined entity doing $1 billion, would represent approximately 2%, which is essentially 33% less concentration than what this combined entity would allow us to do.
I have always said that the net lease business model is incredibly efficient. And if you look at what the G&A is as a percentage of gross asset value, that drops by 1/3 as well from 0.32 to 0.23. These are efficiencies that we can bring about. And one of the tenets that we've always talked about, we've been asked about M&A in the past, and we've said, that is certainly one of the ways that we can grow because we do believe that you can continue to become a very efficient platform, even though prior to this transaction, we were one of the most efficient platforms at 94% EBITDA margins and 4.7% G&A margins, we can drive those even lower. And that's the case for precise comment.

Greg Michael McGinniss
Scotiabank Global Banking and Markets, Research Division

Okay. And then on the SpinCo, are the G&A synergies inclusive of potential G&A cost at the SpinCo? And then what impact will the spin have on leverage at the parent company?

Sumit Roy
President, CEO & Director

The G&A is a -- the G&A that we've talked about is primarily a function of the RemainCo. So we've taken out the NOI that all of these 97 assets would have contributed to RemainCo. And as such, we have taken out the self-managed G&A cost that we believe will be incurred by SpinCo. So we are trying to compare apples-to-apples. And the numbers we have shared of $45 million to $55 million in G&A savings is going to be a function of absorbing the rest of the assets in the RemainCo and how much cost can we take out of the system in order to be able to absorb that cost. And that's with the numbers that we've shared with the market.

Operator

The next question comes from Sheila McGrath from Evercore.

Sheila Kathleen McGrath
Evercore ISI Institutional Equities, Research Division

I just want to clarify that 10% AFFO accretion is exclusive of refinancing synergies and also takes into account the spin-off? And with regard to the refinancing, do you envision prepaying debt immediately? And what would that mean for AFFO accretion?

Sumit Roy
President, CEO & Director

Yes. Your assumption is absolutely right, Sheila, that it does not include the 10-year run rate that we have of being able to continue to have refinancing synergies in the system. There's no economic reason, and it doesn't make sense to pay off 6, 7, 8-year debt today because of the yield maintenance costs that will be associated with doing that.

The point we were trying to make is this 6-year weighted average debt that we will be inheriting from VEREIT is at a blended cost of 4.1%. And that becomes essentially another lever of growth for the business when we are able to refinance this debt, utilizing our A-rated balance sheet. And the fact that we have multiple geographies based on which we can lean on to get the lowest cost of debt to help refinance it. And then we've got a page in the investor deck that sort of highlights and takes you through all of these different debt tranches and walks you through -- if you were to do all of it here in the U.S., what will the cost savings be across their maturity schedule, and that's approximately $100 million.

But if you were to do it, based off of euro debt, it could be about $200 million worth of interest expense that could come out of the system. And that is just ongoing accretion that is not realized day 1.

Sheila Kathleen McGrath
Evercore ISI Institutional Equities, Research Division

Okay. And just one other follow-up. On the 10% AFFO accretion, does that assume the payoff of the 6.7% preferred?

Sumit Roy
President, CEO & Director

It does.

Operator

The next question comes from Haendel St. Juste from Mizuho.

Haendel Emmanuel St. Juste
Mizuho Securities USA LLC, Research Division

I guess first question first, I guess I'm curious, why sell now? You spent the last 5 years riding the VEREIT ship, the portfolio, balance sheet, you have an A-grade balance sheet now. You talked about going back on offense. You've got a better competitive growth outlook than peers. So I guess I'm curious, why given all that you've done and what the setup appears to be near term, does it make sense to do this deal now?

Glenn J. Rufrano
CEO & Director

Sure, Haendel. I'm going to actually refer you back to 2 calls ago when you asked a very good question. If you remember, you asked. So Glenn, where do you see yourself in 5 years? And the way I answered that was I said, I'm not sure about 5 years, but let's talk 3 years or a little earlier. And what we really want to do is make sure we have an excellent portfolio over time. That's always number one.

We -- at the time, we only had 1 BBB rating, the other 2, which would BBB minus. I said we want to be at least BBB, if not better, on our balance sheet. And we want to grow for a couple of years, so our multiple could recognize the value in the enterprise.

If I now think about this transaction, Haendel, to your point, we now put our investors into a very good portfolio. I'd say, clearly, when you combine Realty Income and ours, it's the best in the business. We now have an A-rated balance sheet. And we are now with a company that has continued growth for a very long time. So where we want it to be when we grow up in 3 years, we've attained that right now is my answer.

Haendel Emmanuel St. Juste
Mizuho Securities USA LLC, Research Division

Great answer. And can I ask a follow-up on some of the synergies. You outlined, let's say, $45 million to $55 million, 75% of which are immediate. Can you discuss what's remaining? What have the other 25% and the time line for achieving those?

Sumit Roy
President, CEO & Director

Yes. We expect to be able to get to 100% by the end of 2022 of the synergies. The -- some of the cost is not going to be able to come out day 1. As you can imagine, our goal is to try to figure out if we can rationalize some of the various different offices that VEREIT has.

We are certainly keeping the Phoenix office, which is their primary office space. But there are 5 other offices that are a part of this. And that's going to take some time to figure out. So those are going to help drive that 100% synergies that we've outlined for you, and that takes time.

Operator

The next question comes from Katy McConnell from Citi.

Michael Jason Bilerman
Citigroup Inc., Research Division

It's Michael Bilerman here with Katy. Congratulations to you both. I was wondering if you can spend some time going through how you came into the exchange ratio or transaction really building from that. But also Glenn on your side. And just to put states in coming up, obviously, it's a stock deal. So how do you thought about relative NAV relative to stock price performance, relative to valuation in coming to that agreeing fund ratio?

Sumit Roy
President, CEO & Director

Thank you, Michael. I'll start off and then, Glenn, you can certainly step in and answer the second part of Michael's question. Michael, I'd just ask you to be patient. We are going to be filing the merger agreement as well, as in due course, the proxy where we will walk you through the various interactions, et cetera. So I ask you to just wait for that.

But clearly, when we looked at it from our perspective, not only did we look at what is the implied price per pound that our price would indicate, which, by the way, as you know, is a function of where we are trading, but also how does it compare to NAV? How does it compare to immediate accretion? What are the drivers of growth with regards to the industry composition that the pro forma company is going to look like? How much capacity is going to get created in industries that we sort of want to grow, but we were coming up against the higher end of the portfolio allocation? All of that went into the mix. But the primary driver was that we needed to make sure that we were making value creation i.e., accretion, day 1 for our shareholders while giving a fair price to Glenn and the enterprise that he had created. So with that, I'll hand it to Glen.

Glenn J. Rufrano
CEO & Director

Thanks, Sumit. Michael, we've known each other a long time. So you recognized, we have 1 million numbers that we've looked at as we should. But the primary driver for us here was that we wanted a fair price, a fair price for our shareholders. And we wanted the ability of our shareholders to be part of what we believe is the premier long-term company in the business, so they could share in the growth of that business. And those 2 tenants really drove the discussions between Sumit and ourselves.

In terms of NAV and concepts, I think the best number I can give you, if you did your numbers, it's approximately a 6% cap rate, plus or minus, which we thought was fair. And so fairness, and the ability for our shareholders to share in growth where there are primary tenants that we looked at.

Michael Jason Bilerman
Citigroup Inc., Research Division

Okay. And then, Sumit, you spent a bunch of time talking about -- when you opened the call, you deemed to be the goal of being the net lease company of the world, right? And so it would appear as though your ambitions in terms of continue a expansion talk about in Europe. I don't know if now you have your sight set on other regions around the world. You've also spent a lot of time talking about how being larger allows you to now do other things that previously would have led to concentration issues. And I know we have spent a lot of time talking about that point over the years.

I want to know just more recently, I mean, are there deals that you would have to pass on or scale down because of the (unintelligible) I think will help us understand how much more could come down the pipe, right? So I don't feel as though you've never said you had to pass some things before or couldn't do things. You've always talked about billions upon billions of dollars of evaluation and closing on the fact that makes sense. So I'm just trying to reconcile those conflicts?

Sumit Roy
President, CEO & Director

Sure. And that's a very good question, Michael. I will tell you that without going into specifics, there have been transactions that we have explored partnering with somebody else. Given the concentration, the pro forma absorption of that particular transaction would have caused within our balance sheet. And these are industries that we really like. These are operators that we really like. And had we not the concentration issue, we would have pursued it in its entirety. And there are actual examples that we can point to, not many, but there are actual examples that we point to.

Now we have also said that net lease is a business lends itself to so many different types of asset types, which go well beyond the main 2 groups. And in order to be able to consider pursuing some of those transactions, which tends to, by its very nature, be much larger in size. Having a platform post this particular transaction will allow us to do this far more confidently. And I walked you through a theoretical example in answering Haendel's question. Why that is important? Plus, you have always been a proponent of G&A and a more efficient business model.

And we are going to prove to you that the larger the platform, the more efficiently the platform can be run. For every dollar you collect, instead of $0.94 dropping down to EBITDA, you'll have potentially even more dropping down to EBITDA. And that's the goal. This is an incredibly fragmented market, and we do have ambitious goals. And yes, we do have global goals, but we want to walk before we run as we have always done, and we want to bring our investors along to make sure that they recognize and understand why we are doing things.

And it, by the way, during these conversations, we find out that perhaps that's the step too far. We are going to slow down. So -- but in order for us to be able to execute the strategy that we have internally laid out, some of which is obviously very visible to the public. It is important that we continue to streamline our business and continue to create the scale and distance ourselves from really any peer in this particular sector.

Operator

The next question comes from Patrick Holt of Morgan Stanley. [Operator Instructions] We will move on to Chris Link from JPMorgan. [Operator Instructions] We will move on to Linda Tsai from Jefferies.

Linda Tsai
Jefferies LLC, Research Division

So Realty Income prides itself on the high rent capture rate of 99% to 100%. What's this look like for VEREIT?

Glenn J. Rufrano
CEO & Director

I'll answer that. If you look in the fourth quarter, we were about 98%, and we have averaged roughly around 100% of recapture over the last few years.

Linda Tsai
Jefferies LLC, Research Division

And then when you look at the pro forma client base, it looks like you're even more necessity-based post-merger and notably see stores and movie theaters more at risk and industries are further (unintelligible). Post merger, is there a desire to dilute top tenant concentration even further where you might have 7% to 8% concentration? Or is it more just about staying necessity and essential base?

Sumit Roy
President, CEO & Director

Linda, you've correctly pointed out one of the drivers of this particular transaction. And I know you've followed us over the years. And one of the questions that had been posed to us right in the midst of the pandemic was, what are the lessons learned? And we had talked about a couple of industries that we wanted to we still liked, and they were the theater business as well as the health and fitness business. But we didn't believe that the concentration within our portfolio necessarily warranted a 6% and 7% allocation to those businesses.

As you can see, part of the attraction of this combination is to reduce that to what I had suggested was our optimal allocation to the theater business, which is right around 3%. And post this merger, we will be right around 3.7% for the theater business. And a similar drop in the health and fitness business. And conversely, there are areas that we wanted to create more capacity, i.e., the grocery and convenience store side of the equation, which we like, especially with the operators that we want to do business with. And again, post this merger, we have created additional capacity in both of those particular industries.

So for a variety of reasons, it gives us even more growth opportunities by doing this combination, given just the sourcing that we are able to see and some things that we can now more aggressively pursue that perhaps we have to be a little bit more restrained pre this combination.

Operator

The next question comes from Christopher Lucas of Capital One.

Christopher Ronald Lucas
Capital One Securities, Inc., Research Division

Congratulations. Just 2 quick ones, Sumit. I guess, just as it relates to your expansion into Europe. I thought that I think the plans were to sort of have something started to move in place the first part of this year. With the pending sort of transaction and the ultimate integration issues, should we be thinking about Europe being sort of on a back burner for now while you focus on getting this thing over the go line and then fully integrating the team and the portfolio?

Sumit Roy
President, CEO & Director

Very good question, Chris. We haven't spoken about this during this call a lot. But one of the attractions that I believe, Glenn will attest to as well is the fact that so much -- there's so much of an overlap in the sense of what we value in our employees and what our employees value in our respective companies and the overlap that we have there. So we are very much focused on making sure that the integration occurs swimmingly and that we do not have any issues.

Having said that, we are an organization that was at the cusp of really driving growth, and the international strategy was certainly one of the drivers -- the main drivers of that additional source of growth within our business. And you can track our volumes, et cetera, both from the sourcing perspective as well as closed transactions. And it's a testament to how successful we've been able to -- in terms of developing a momentum, we've been able to accomplish in these markets.
Doing this transaction is to give us more opportunities, not less. And we are very much focused on making sure that we create the right teams, the internal teams, et cetera, that are going to be very much focused on integration without compromising our ability to continue to drive growth and execute on the strategy that we have articulated to the market. That is of paramount importance to us.

And not just on the Realty Income side, I would say the same on the VEREIT side that the way we have drafted the merger agreement is to give Glenn and his team, all the flexibility they need to continue to drive their business. So that their employee base stay engaged and continues to execute their strategy moving forward. And we find the combination to be most compelling. So this is -- look, we are taking on a lot, but we have in my mind, and I am certainly biased, the most talented team on the street. And I do believe we can run in at the same time.

Christopher Ronald Lucas
Capital One Securities, Inc., Research Division

Okay. And then just on the concentration issue, you've talked about line of business concentration issues sort of improving the diversification of the portfolio. I'm just curious as to how you're thinking about individual tenant concentration risk. Walgreens will be the pro forma #1 tenant, a little over 5%. Are there -- is there a view to what is acceptable in terms of max tenant concentration? And is there a goal ultimately to sort of further drive that individual single-tenant concentration level down?

Sumit Roy
President, CEO & Director

Yes. Very good question, Chris. As you might recall, Walgreens post having done their third sale leaseback, this was a while ago, I would say, 3 years ago, Walgreens was almost 8% of our tenant register. And we have said that over time, we were going to bring that down. And today, Walgreens is about 6% post-merger to be at right around 5%. So we have always said that -- and our investment policy is also written in such that any time we start to go about 5% for a particular tenant, we need to really be more deliberate. We need to get a special exemption from the Board, et cetera. So 5% is the right number.

Having said that, there are moments in time, where we feel very comfortable taking those numbers higher, just as we have done in the past. FedEx used to be above 5%, Walgreens was above 5%. And because you will get these opportunities to do very large sales leaseback. And to not do it just because of disrupting the 5% threshold, it's probably not a prudent decision. But yes, as a guiding principle, we try to stay within that 5% range, and that continues to drive us going forward.

Operator

The next question comes from Julien from Goldman Sachs. [Operator Instructions] We will move on to Nathan Crossett of Berenberg.

Nathan Daniel Crossett
Joh. Berenberg, Gossler & Co. KG, Research Division

Yes. Congrats. I had a question on the SpinCo. I think you used the word initially in your prepared remarks in terms of it starting out as office properties. Is it possible that you would add other types of properties into the SpinCo from your core portfolio? And I guess, I'm kind of focusing on the others there?

Sumit Roy
President, CEO & Director

Nate, the intention is to not add anything outside of the office assets that we have identified, which is the 97 that we've talked about, but we haven't closed the book on being able to accommodate a few more assets into the SpinCo. But we want to try to keep the SpinCo story as open as we possibly can. So the intention today is to basically take the vast majority of the office assets, both Realty Income's as well as VEREIT's and push it off into the SpinCo and have a pure players, single asset type focused net lease REIT.

That could have a growth strategy that takes advantage of finding an asset type that is potentially -- does not have a lot of competition. So that story sort of gets diluted if we start to add in a few more different assets and other asset types into the mix, but we haven't made the final determination, but the intent is to keep it 100% office.

Nathan Daniel Crossett
Joh. Berenberg, Gossler & Co. KG, Research Division

Okay. And is there any specific reason why it's going to be a SpinCo rather than just shopping the office kind of portfolio for sale?

Sumit Roy
President, CEO & Director

The reason why we wanted to make sure that coming out of the gate, we had a plan for the office asset is something that is very much in line with how we've articulated our focus going forward. We have been very clear that our focus is retail and industrial assets and that office doesn't really play a role long-term going forward in our acquisition strategy. And so the only way we sort of control our destiny is to have the ability to SpinCo, which is a largely a mechanical process of being able to file the Form 10, to find the assets, et cetera, et cetera. It's not an easy process, but it's nevertheless mostly a process that we control at the management team, and that was important to us.

But we have also said that in the event we get bids for the entire office portfolio, we would absolutely entertain that. But we don't want to count on that particular outcome. And as such, we wanted to control our own destiny. That's the Form 10 route.

Operator

The next question comes from R.J. Milligan of Raymond James.

Richard Jon Milligan
Raymond James & Associates, Inc., Research Division

Congrats on the transaction. Just one for me, which I think is a follow-up on Linda's question, but VEREIT has over 30% of their leases expiring in the next 4 years and almost 50% in the next 6. Can you talk about how you underwrote those expirations and sort of how you viewed in-place rents relative to market and expectations for renewals?

Sumit Roy
President, CEO & Director

R.J., we welcome the opportunity to go through a renewal process. It has been one of our strengths in -- whenever we talk about re-leasing spreads, we talk about not only renewals of existing tenants, but leasing to new tenants, what is the capital that we invested to attract the tenants, what is the net spreads that we have been able to achieve. And we've talked about our real estate operations as being best-in-class, which is why we've been able to achieve north of 100%.

VEREIT, it hasn't been that far behind us. I think Glenn just mentioned in a direct response to Linda, that they have been right around 100% as well. And so for us, what might be viewed as an impediment is really viewed as an opportunity. And the fact that we will be able to control so many more assets for a given client, than either of us did on an individual basis, I do believe gives us the tools to be able to negotiate favorable outcomes for both our clients as well as for us. And so we don't view this as an impediment. We view this as an opportunity. And I do believe that the data supports my statement in saying that we think there's upside in -- during this renewal process.

Glenn J. Rufrano
CEO & Director

Sumit, if I could just add to that, that you're right, R.J., about the 5% and 6%. But of the 5%, 2.2% is office and of the 6%, about 2% is office. And then -- which will be in SpinCo. And the industrial is 1.3%, 1.5%, respectively, which I agree with Sumit on this, there may be some opportunity. So I think you have to parse the 5% and 6%, really understand the implications. And we have done that as part of both of our underwriting.

Operator

[Operator Instructions] We have a couple of follow-up coming through from Patrick Holt of Morgan Stanley. [Operator Instructions] We'll move on to a follow-up from Julien Blouin from Goldman Sachs. Okay. We will move on from this. This concludes today's questions. I will hand the call back to Andrew to conclude.

Andrew Crum
Associate Director of Corporate Strategy

Thank you. This concludes the Realty Income and VEREIT's conference call. Thank you.

Sumit Roy
President, CEO & Director

Thank you.

Glenn J. Rufrano
CEO & Director

Thank you.

Operator

Ladies and gentlemen, this concludes today's conference call. Thank you for joining. You may now disconnect your lines.

Forward-Looking Statements

This communication may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Realty Income and VEREIT operate and beliefs of and assumptions made by Realty Income management and VEREIT management, involve uncertainties that could significantly affect the financial or operating results of Realty Income, VEREIT, the combined company or any company spun-off by the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Realty Income and VEREIT, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to clients, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the proposed transactions as rapidly or to the extent anticipated by financial analysts or investors; potential liability for a failure to meet regulatory or tax-related requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in the financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the ability to consummate the proposed spin-off of a company holding the office property assets of Realty Income and VEREIT (“SpinCo”) and the terms thereof, and the timing of the closing of the proposed spin-off; risks associated with the ability to consummate any sales of office property assets of Realty Income and VEREIT and the impact of such sales on SpinCo or the combined company; failure to obtain debt financing to capitalize SpinCo; risks associated with the geographic concentration of Realty Income, VEREIT or SpinCo; risks associated with the industry concentration of tenants; the potential impact of announcement of the proposed transactions or consummation of the proposed transactions on business relationships, including with clients, employees, customers and competitors; unfavorable outcomes of any legal proceedings that have been or may be instituted against Realty Income, VEREIT or any company spun-off by the combined company; costs related to uninsured losses, condemnation, or environmental issues; the ability to retain key personnel; costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial markets, insurance rates and interest rates; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in dividend policy or ability to pay dividends for Realty Income’s or VEREIT’s common stock or preferred stock; impairment charges; unanticipated changes in Realty Income’s or VEREIT’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus (COVID-19); and those additional risks and factors discussed in reports filed with the U.S. Securities and Exchange Commission (“SEC”) by Realty Income and VEREIT. Moreover, other risks and uncertainties of which Realty Income or VEREIT are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Realty Income or VEREIT on their respective websites or otherwise. Neither Realty Income nor VEREIT undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Realty Income and VEREIT will file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction. The joint proxy statement/prospectus will contain important information about the proposed transaction and related matters. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IF AND WHEN

THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REALTY INCOME, VEREIT AND THE PROPOSED TRANSACTION.

Investors and security holders of Realty Income and VEREIT will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Realty Income and VEREIT with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Realty Income with the SEC are also available on Realty Income’s website at www.realtyincome.com, and copies of the documents filed by VEREIT with the SEC are available on VEREIT’s website at www.vereit.com.

Realty Income, VEREIT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Realty Income’s and VEREIT’s stockholders in respect of the proposed transaction. Information regarding Realty Income’s directors and executive officers can be found in Realty Income’s definitive proxy statement filed with the SEC on April 1, 2021. Information regarding VEREIT’s directors and executive officers can be found in VEREIT’s definitive proxy statement filed with the SEC on April 15, 2021. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available on the SEC’s website and from Realty Income or VEREIT, as applicable, using the sources indicated above.
Participants in the Solicitation
VEREIT, Realty Income and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of VEREIT, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in VEREIT’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2021, and VEREIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of Realty Income, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Realty Income’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and Realty Income’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from VEREIT or Realty Income using the sources indicated above.